

08031782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
  _____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers from Campbell, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 84th St
_____(No. and Street)

Byron Center	Michigan	49315
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Diepenhourst _____ (616) 878-0330
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe, Sweeris & Tromp
_____(Name – if individual, state last, first, middle name)

6617 Crossing Dr. Ste 100	Grand Rapids	Michigan	49508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 0 7 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Christopher Diepenhorst _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
 Brokers From Campbell _____ , as
of December 31 _____ , 20 07 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Operations Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
         Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
         consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-4-

BROKERS FROM CAMPBELL, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

MONROE, SWEERIS & TROMP P.C.

Certified Public Accountants and Consultants

January 24, 2008

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

We have audited the accompanying balance sheets of Brokers From Campbell, Inc. as of December 31, 2007 and 2006 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements mentioned are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brokers From Campbell, Inc. as of December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Monroe, Sweeris & Tromp

- 6 -

6617 CROSSING DRIVE, STE 100 - GRAND RAPIDS, MI 49508   PHONE (616) 554-5800 - FAX (616) 554-5801

Walter M. Monroe   Dell A. Sweeris   John W. Tromp   Keith H. Gohlke   Mark L. Thome

BROKERS FROM CAMPBELL, INC.
BALANCE SHEETS

ASSETS (NOTE 1)

	December 31,	
	2007	2006
CURRENT ASSETS:		
Cash	$ 143 663	$ 83 211
Commissions receivable	135	-
	$ 143 798	$ 83 211

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES:		
Accrued expenses	$ 4 929	$ 3 000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value 500,000 shares authorized; 1,000 shares issued and outstanding	1 000	1 000
Additional paid-in-capital	24 000	24 000
Retained earnings	113 869	55 211
TOTAL STOCKHOLDER'S EQUITY	138 869	80 211
	$ 143 798	$ 83 211

See accompanying notes to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF INCOME

| | Year Ended December 31, | |
	2007	2006
REVENUE:		
Commissions earned	$ 26 587	$ 33 712
EXPENSES:		
Licenses, fees and taxes	675	1 328
Administrative and professional fees	4 863	6 161
Dues and subscriptions	-	-
TOTAL EXPENSES	5 538	7 489
Operating income	21 049	26 223
OTHER INCOME:		
Interest	2 609	1 140
Other income (Note 1)	35 000	-
TOTAL OTHER INCOME	37 609	1 140
NET INCOME	$ 58 658	$ 27 363

STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE, January 1, 2006	$ 1 000	$ 24 000	$ 27 848
ADD, net income for 2006	-	-	27 363
BALANCE, December 31, 2006	1 000	24 000	55 211
ADD, net income for 2007	-	-	58 658
BALANCE, December 31, 2007	$ 1 000	$ 24 000	$ 113 869

See accompanying notes to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 58 658	$ 27 363
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	(135)	-
Increase in accrued expenses	1 929	3 000
Net cash provided by operating activities	60 452	30 363
NET INCREASE IN CASH	60 452	30 363
CASH - BEGINNING OF YEAR	83 211	52 848
CASH - END OF YEAR	$ 143 663	$ 83 211

See accompanying notes to financial statements.

NOTE 1 - ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Brokers From Campbell, Inc. is a National Association of Securities Dealers (NASD) registered override broker/dealer that receives commission overrides from other broker/dealers. Brokers From Campbell, Inc. has no customers of its own and does not maintain customer accounts or transact customers' funds. Affiliated entities of Campbell Management Group, Inc., the Company's parent corporation, refer clients to a broker/dealer representative, who then calls on the respective clients to develop and sell financial planning and estate planning services. A percentage of the broker/dealer sales commissions are paid to Brokers From Campbell, Inc.

During 2007, NASD consolidated with the NYSE Member Regulation Organization to create FINRA, Financial Industry Regulatory Authority of which Brokers From Campbell, Inc. is now a member. Any organization who was a member of NASD received a one-time special payment of $35,000 to reflect the cost savings resulting from the consolidation.

INCOME TAXES

The Company is organized as an S-Corporation; as such all items of profit and loss are passed through to the stockholder.

OWNERSHIP AND MANAGEMENT

The Company is a wholly owned subsidiary of Campbell Management Group, Inc. Byron Center, Michigan. As such, its business activities and affairs are controlled by the management of Campbell Management Group, Inc.

ADMINISTRATIVE EXPENSES

Administrative expenses to the parent company were incurred in the amount of $1,010 and $870 during 2007 and 2006, respectively. The amount payable to the parent company was $1,431 and $0 as of December 31, 2007 and 2006, respectively.

Note 1 continued on next page.

NOTE 1 – ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. While management believes it has consistently applied its best judgment in those areas requiring estimates, actual results could differ from those estimates.

CASH

The Company's cash consists of an interest bearing checking account with a local bank. During the normal course of business, the Company may have on deposit with a single bank amounts in excess of the FDIC insured limit of $100,000.

ADVERTISING

The Company did not incur any advertising costs during 2007 and 2006.

MONROE, SWEERIS & TROMP P.C.

Certified Public Accountants and Consultants

January 24, 2008

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

Our report on our audit of the basic financial statements of Brokers From Campbell, Inc. for 2007 and 2006 appears on page 6. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 - GRAND RAPIDS, MI 49508   PHONE (616) 554-5800 - FAX (616) 554-5801

| Walter M. Monroe | Dell A. Sweeris | John W. Tromp | Keith H. Gohlke | Mark L. Thorne |

BROKERS FROM CAMPBELL, INC
SCHEDULE OF ADDITIONAL INFORMATION
NET CAPITAL COMPUTATION
SEC RULE 15c3-1
DECEMBER 31, 2007

CALCULATION OF NET CAPITAL:

TOTAL ASSETS	$	143 798
TOTAL LIABILITIES		4 929
NET WORTH		138 869
ADDITIONS to net worth:		
None		-
DEDUCTIONS to net worth:		
Non-allowable assets - none		-
TENTATIVE NET CAPITAL		138 869
HAIRCUTS - NONE		-
NET CAPITAL (NC)	$	138 869

SEC Rule 17a-11 minimum net capital requirement:

(1) SEC REQUIRED MINIMUM DOLLAR AMOUNT OF NET CAPITAL	$	5 000
120% of minimum dollar amount of net capital - $6,000		
(2) Net capital to aggregate indebtedness (AI) of at least 1/8		-
TOTAL AI		-
(3) Market maker requirement not applicable - Brokers from Campbell, Inc. is not a market maker		-
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF (1), (2) OR (3)	$	5 000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	133 869

This schedule was reconciled to Brokers From Campbell, Inc. December 31, 2007 Focus II A filing with no material differences.

See accompanying independent auditor's report on additional information.

MONROE, SWEERIS & TROMP P.C.

Certified Public Accountants and Consultants

BROKERS FROM CAMPBELL, INC.
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2007

January 24, 2008

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

    As part of our audit of the financial statements of Brokers From Campbell, Inc. as of and for the year ended December 31, 2007, we reviewed and evaluated the accounting system and the internal accounting controls in place and employed by the Company. Based upon our audit we did not disclose any material weakness in internal controls.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 - GRAND RAPIDS, MI 49508   PHONE (616) 554-5800 - FAX (616) 554-5801

| Walter M. Monroe | Dell A. Sweeris | John W. Tromp | Keith H. Gohlke | Mark L. Thome |

